EXHIBIT 99.1

Rosetta Genomics Stockholders Elect Two New Directors at Annual Meeting

PHILADELPHIA and REHOVOT, Israel (December 22, 2009) – Rosetta Genomics, Ltd. (NASDAQ: ROSG), a leading developer of microRNA-based molecular diagnostics, announces the results of its annual general meeting, held today.  All proposals put to a vote of Rosetta Genomics stockholders have passed, including the following:

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Dr. David Sidransky was elected as a director and will serve until the Company’s 2012 annual general meeting; Dr. Sidransky fills the board seat previously held by Dr. Simcha Sadan, who resigned from the board in October 2009

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Kenneth A. Berlin, the Company’s president and chief executive officer, was elected as a director and will serve until the Company’s 2011 annual general meeting; Mr. Berlin’s election increases the number of directors to eight

•	Dr. Joshua Rosensweig was re-elected as a director and will serve until the Company’s 2012 annual general meeting
•	Authorized share capital was increased by 10,000,000 ordinary shares, and now stands at 27,578,371 ordinary shares

David Sidransky, M.D. is a director of the Head and Neck Cancer Research Division at Johns Hopkins University School of Medicine and is Professor of Oncology, Otolaryngology, Cellular & Molecular Medicine, Urology, Genetics and Pathology at John Hopkins University and Hospital.  He is a founder of a number of biotechnology companies and holds numerous biotechnology patents.  Dr Sidransky served as vice chairman of the board at ImClone Systems and is currently chairman of the board of Alfacell and Champions Biotechnology. Dr. Sidransky received his M.D. from Baylor College of Medicine and a B.S. from Brandeis University.

“With pleasure I welcome Dr. Sidransky to the Rosetta Genomics board of directors.  We look forward to his contributions as we embark on a strategic plan featuring the development of five new, near-term pipeline products while supporting the work by partners worldwide for our three commercial tests,” said Yoav Chelouche, chairman.  “Also, on behalf of the board and employees of Rosetta Genomics I thank Dr. Sadan for his service to our company, and wish him well in his future endeavors.”

About Rosetta Genomics

Rosetta Genomics is a leading developer of microRNA-based molecular diagnostics. Founded in 2000, the company’s integrative research platform combining bioinformatics and state-of-the-art laboratory processes has led to the discovery of hundreds of biologically validated novel human microRNAs. Building on its strong IP position and proprietary platform technologies, Rosetta Genomics is working on the application of these technologies in the development of a full range of microRNA-based diagnostic tools. The company’s first three microRNA-based tests, miRview™ squamous, miRview™ mets, and miRview™ meso, are commercially available through its Philadelphia-based CLIA-certified lab. Rosetta Genomics is the 2008 winner of Wall Street Journal’s Technology Innovation Awards in the medical/biotech category.

Forward-Looking Statements

Various statements in this news release concerning Rosetta’s future expectations, plans and prospects, including without limitation, statements relating to the development of five near-term pipeline products, constitute forward-looking statements for the purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including those risks more fully discussed under “Key Information - Risk Factors” in Rosetta’s Annual Report on Form 20-F for the year ended December 31, 2008 on file with the Securities and Exchange Commission. In addition, any forward-looking statements represent Rosetta’s views only as of today and should not be relied upon as representing its views as of any subsequent date. Rosetta does not assume any obligation to update any forward-looking statements unless required by law.

Company Contact:	Investor Contacts:
Rosetta Genomics	Lippert/Heilshorn & Associates
Ron Kamienchick	Kim Sutton Golodetz
(646) 509-1893	(212) 838-3777
investors@rosettagenomics.com	kgolodetz@lhai.com
or
Bruce Voss
(310) 691-7100
bvoss@lhai.com